Exhibit a(2)(Q)

Blackbaud to Acquire Convio

Blackbaud and Convio share the belief that fully engaged supporters drive maximum value for nonprofit organizations. Our strengths are complementary, and we expect that bringing the teams together to accomplish a common mission — to make multi-channel supporter engagement a reality — will mean a faster pace to that mission than either of us could achieve separately. The approval process for the acquisition is underway, and we are working diligently with the Department of Justice (DoJ) to facilitate its review.

We are committed to the nonprofit community. We have been listening to the feedback in the sector and as a response have written the FAQs below. As a reminder, we are not able to discuss many of the business decisions regarding the combined companies until the proposed acquisition closes. If you are a customer or member of the press and have a general question about the company or the acquisition that isn’t addressed, please send it to media@blackbaud.com. If you are an investor, please contact investorrelations@blackbaud.com.

Frequently Asked Questions

What is the latest update?

Read the latest press release.

Why is Blackbaud acquiring Convio?

Blackbaud and Convio share the belief that fully engaged supporters drive maximum value for nonprofit organizations. This acquisition combines the companies’ strengths to accomplish a common mission — to make multi-channel supporter engagement a reality — at a faster pace than either of the companies could achieve separately.

What is the focus and mission of the combined companies?

Research shows that nonprofit supporters respond to multiple channels — they receive messages, donate, and advocate across websites, direct mail, email, events, mobile, social networks, and in person. Blackbaud and Convio believe the combined strengths of both companies will improve their ability to deliver solutions that help nonprofits enhance their multi-channel engagement efforts.

Additionally, subscription and cloud-based solutions are becoming the preferred model for a growing part of the nonprofit sector. Blackbaud offers on-premise and cloud-based solutions, and Convio’s success in the cloud accelerates its offerings and expertise in this area.

Last, the companies believe nonprofits are more successful when they develop a collaborative partnership with their software providers, and it’s the people behind the company that make all the difference. By joining forces, Blackbaud and Convio will provide the best place to work for people who want to help nonprofits succeed — and to be able to better accomplish the combined companies’ goal of ensuring that customers can say, “Because of Blackbaud, I spend more time advancing my mission.”

What is the best way for members of the nonprofit community to submit questions and ensure their voices are heard?

Blackbaud values customer feedback and wants to ensure customers are delighted with its products. Blackbaud’s products team regularly seeks feedback to identify trends that drive product changes to benefit customers and prospective customers. The company develops product improvement strategies based on these trends through a formal Discovery Process. To find out more about this process and to be involved in the Discovery Process, visit www.blackbaud.com/discovery.

When will the acquisition be finalized?

The acquisition is subject to US regulatory approvals, tender of the requisite number of shares by Convio’s stockholders and other closing conditions set forth in the merger agreement. On March 7, 2012, Blackbaud announced that it reached an important threshold of over 50 percent of Convio shares tendered. This is an important threshold because, pending DoJ approval, with over 50 percent tendered, Blackbaud would be able to complete a “long-form” merger, a process that usually takes four to six weeks. If the percentage of shares tendered reaches 90 percent, then, pending DoJ approval, we would be able to complete a “short-form” merger which typically takes a few business days. Blackbaud believes it will reach the 90 percent threshold and complete a short-form merger, once the DoJ clearance has been obtained. Often, a large number of shares will be tendered in the final hours of the last day of the tender offer period.

Blackbaud is working closely with the DoJ to facilitate its review process. Blackbaud respects the DoJ’s duty to fully scrutinize this deal and remains committed to working closely with the DoJ to facilitate its review.

Will Convio’s senior management team be joining Blackbaud?

On January 25, 2012, Blackbaud announced that senior Convio staff — Gene Austin, Gary Allison, Marc Cannon, Patricia Hume, and Sara Spivey — will join Blackbaud, James R. Offerdahl will remain on as a consultant, and Vinay Bhagat will separate from the company.

I am an existing customer, what is changing?

Nothing is changing right now — it is business as usual. All of the same contacts you usually interface with, including your account manager, your sales account executive and the support team, remain the same. Blackbaud will continue to service Blackbaud’s accounts and Convio will continue to service Convio’s accounts as they always have.

What will happen to Convio’s Austin HQ?

Blackbaud views the Austin area as a technology hub and intends to make Austin a major center for the combined company’s R&D programs. The Austin office will continue to grow and be developed over the long-term.

What will happen with the products?

We recognize the biggest question for customers concerns the potential product decisions. Along with customer and pricing information, product roadmaps are among the most sensitive pieces of information for competitors and cannot be decided, or even discussed, by the two companies prior to the two companies becoming one. Suffice it to say that Blackbaud has a track record of supporting and continuing to develop acquired products or providing migration support for conversion in cases where that is the best option.

How will Blackbaud maintain support of its existing products and manage support of new products?

Blackbaud offers comprehensive award-winning support and training resources in a variety of formats — on-site, online, and via the telephone. Customers will not see a disruption in support. Blackbaud is confident that the level of support customers receive will be improved by the combination of support resources.

What should organizations and consultants do that are currently in the software selection decision making process?

Blackbaud wants organizations to always choose the best solutions to meet their needs, whether it is one of the company’s products, or a competitor’s. Blackbaud has a track record of supporting and continuing to develop acquired products or providing support and incentives for conversion in some cases where that is the best option. Both Blackbaud and Convio products have a large number of customers and as such conversions, if they are to occur for a product, would happen over years, not months.

When and how, will you be making and communicating product decisions?

As decisions are made, Blackbaud will provide regular updates via customer-facing channels and the company’s pressroom at www.blackbaud.com/pressroom.

How does this acquisition affect small to mid-sized nonprofits?

Blackbaud will continue to offer a wide range of products and services that serves organizations of all types and sizes — everyone from the individual fundraiser to the largest nonprofits. The company is committed to providing a product continuum and a variety of on-premise and cloud-based options that grow as the organization does.

Forward-Looking Statements

These FAQs contain “forward-looking statements” relating to the acquisition of Convio by Blackbaud and the companies’ potential combined business. Those forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and actual outcomes and results could differ materially. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition and combined business will be realized. These forward-looking statements should be evaluated together with the risk factors and uncertainties that affect Blackbaud’s and Convio’s businesses, particularly those identified in their Annual Reports on Form 10-K and other filings with the U.S. Securities and Exchange Commission, or SEC. Except as might be required by law, neither company undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information

Blackbaud, through its wholly owned subsidiary Caribou Acquisition Corporation, launched a tender offer for all the issued and outstanding shares of Convio common stock on January 25, 2012 and has filed with the SEC a tender offer statement on Schedule TO, as amended. Investors and Convio stockholders should read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 filed by Convio with the SEC, because they contain important information. These documents are available at no charge through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com.

In addition to the offer to purchase, the related letter of transmittal and other offer documents, as well as the solicitation/recommendation statement, Blackbaud and Convio file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information in the EDGAR database at the SEC website, www.sec.gov, or at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.